As filed with the Securities and Exchange Commission on December 12, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Basel Street

P.O. Box 3190

Petach Tikva 49131 Israel

972-3-926-7267

(Address and telephone number of Registrant’s principal executive offices)

Teva Pharmaceutical USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454

Attention: William A. Fletcher

(215) 591-3000

(Name, address and telephone number of agent for service)

with copies to:

Peter H. Jakes Jeffrey S. Hochman Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	Thomas E. Sparks, Jr. Pillsbury Winthrop LLP 50 Freemont Street San Francisco, California 94105-2228 (415) 983-1000	Alan Klein, Jr. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public:    From time to time as soon as practicable after this Registration Statement is declared effective and all other conditions to the merger described in this Registration Statement are satisfied.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary Shares, par value NIS 0.10 each	4,350,805	(2)	$57.60	$250,606,368	$20,275

(1)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices on the Nasdaq National Market on December 9, 2003 of the American Depositary Shares (“ADSs”) of the Registrant.
(2)	Represented by 4,350,805 American Depositary Shares (“ADSs”). One ADS represents one Ordinary Share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2003

PROSPECTUS

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Up to 4,350,805 American Depositary Shares

(each representing one ordinary share, par value NIS 0.10 each)

This prospectus relates to the proposed sale from time to time by certain holders listed on page 12 of up to 4,350,805 American Depositary Shares, or ADSs, of Teva Pharmaceutical Industries Limited, evidenced by American Depositary Receipts, or ADRs, each representing one ordinary share of Teva. Information on these selling stockholders and the times and manner in which they may offer and sell ADSs is described under the sections entitled “Selling Stockholders” and “Plan of Distribution” in this prospectus. We are not selling any ADSs under this prospectus and will not receive any of the proceeds from the sale of these ADSs by the selling stockholders.

Our ADSs are quoted on the Nasdaq National Market under the symbol “TEVA.” Our ordinary shares are traded on the Tel Aviv Stock Exchange. On December 11, 2003, the last reported sale price of our ADSs on the Nasdaq National Market was $58.59 per ADS.

Investing in our securities involves certain risks. See “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January             , 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We are a global pharmaceutical company producing drugs in all major treatment categories, including both generic and proprietary pharmaceutical products. We are one of the world’s largest generic drug companies and have a leading position in the U.S. generic market.

Teva Pharmaceuticals USA, Inc., our principal subsidiary, is one of the leading generic drug companies in the United States. As of November 2003, Teva USA marketed approximately 150 generic products representing more than 500 dosage strengths and packaging sizes, which are distributed in the United States.

We have also implemented a strategy of participating in the growth and development of the European market for generic products. Through our European subsidiaries, we manufactured, as of November 2003, approximately 300 generic products representing over 1,700 dosage strengths and packaging sizes, which are sold primarily in The Netherlands, the United Kingdom, Hungary and France.

The potential for future sales growth of our generic products lies in our pipeline of pending generic product registrations, as well as tentative approvals already granted. As of October 31, 2003, Teva had:

•	68 product applications, including products developed by Biovail and IMPAX, awaiting approval by the FDA, including twelve tentative FDA approvals. Collectively, the brand name versions of these products had corresponding U.S. annual sales, as of June 30, 2003, exceeding $55 billion; and

•	378 applications pending in Europe for 100 compounds in 213 formulations.

Teva is the leading pharmaceutical manufacturer in Israel, where it is incorporated and maintains its headquarters. During the first nine months of 2003, Teva generated approximately 62% of its revenue in North America, 26% in Europe and 12% in the rest of the world, predominately in Israel.

On October 31, 2003, Teva and SICOR Inc. jointly announced that they have signed a definitive agreement providing for the acquisition of SICOR by Teva. Under the terms of the agreement, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADSs.

We were incorporated in Israel on February 13, 1944 and are the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file annual and special reports and other information with the SEC. You may read and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices. You may also obtain copies of such material from the SEC at prescribed rates by wiring to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system and file electronically with the SEC. We began filing through the EDGAR system beginning on October 31, 2002.

Our ADSs are quoted on the Nasdaq National Market under the symbol “TEVA.” You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about us is also available on our website at http://www.tevapharm.com. Such information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed with the SEC are incorporated in this prospectus by reference:

(1)	Our Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 0-16174);

(2)	All Reports of Foreign Private Issuer on Form 6-K filed by Teva with the SEC since December 31, 2002, including its Reports on Form 6-K filed on January 6, 2003, January 14, 2003, January 15, 2003, January 22, 2003, January 27, 2003 (two reports), February 19, 2003, February 24, 2003, March 26, 2003, March 27, 2003, April 4, 2003, April 14, 2003, April 21, 2003, April 29, 2003, April 30, 2003, May 1, 2003, May 2, 2003, May 8, 2003, May 12, 2003, May 15, 2003, May 20, 2003, June 2, 2003, June 23, 2003, July 1, 2003, July 10, 2003, July 14, 2003, July 16, 2003, July 30, 2003, July 31, 2003, August 4, 2003, August 5, 2003, August 11, 2003, September 2, 2003, September 3, 2003, September 8, 2003, September 16, 2003, September 18, 2003, September 24, 2003, September 25, 2003, September 30, 2003, October 7, 2003, October 14, 2003, October 15, 2033, October 20, 2003, October 28, 2003 (two reports), October 31, 2003, November 3, 2003 (two reports), November 5, 2003, November 6, 2003 (two reports), November 10, 2003, November 12, 2003 (two reports), November 24, 2003, November 26, 2003, and December 11, 2003; and

(3)	The description of the Teva’s ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and the American Depositary Shares representing the ordinary shares, contained in the registration statement on Form F-4 (Registration Statement No. 333-4216).

All reports and other documents filed by Teva pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may also obtain copies of these documents free of charge by contacting us at our address or telephone number set forth below:

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131 Israel

972-3-926-7267

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. In addition, we may include additional risk factors in a prospectus supplement to the extent there are additional risks related to the securities offered by that prospectus supplement. Accordingly, you should carefully consider the following factors, other information in this prospectus or in the documents incorporated by reference and any additional risk factors included in the relevant prospectus supplement:

Risks Associated with Teva and the Pharmaceutical Industry

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and/or innovative branded pharmaceutical products. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and such products may not be able to be successfully and profitably produced and marketed. Delays in any part of the process or our inability to obtain regulatory approval of our products (including the products filed by IMPAX Laboratories Inc. and Biovail Corporation for which we have exclusive marketing rights in the United States) could adversely affect our operating results by restricting our introduction of new products. The continuous introduction of new generic products is critical to our business. In addition, sales of our products are subject to the continued availability of the active pharmaceutical ingredients necessary for their production.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, our sales and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that sell their own generic products or successfully extend their market exclusivity period.

Competition in the U.S. generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name companies continue to sell their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to defeat generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling or developing and marketing as over-the-counter products those branded products which are about to face generic competition.

Recent changes in the regulatory environment may prevent us from exploiting the exclusivity periods that are critical to the success of our generic products.

The FDA’s policy regarding the award of 180-days market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of much litigation in the United States. The FDA’s current interpretation of the Waxman-Hatch Act is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Act challenging the patent of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA’s interpretation may benefit some of the products in our pipeline, it may adversely affect others.

The Waxman-Hatch Act provides that the period of 180-day exclusivity is triggered by the earlier of a court decision finding the patent at issue invalid, unenforceable or not infringed or the commercial marketing of the product. Under certain circumstances, we may not be able to exploit our 180-day exclusivity period completely since it may be triggered prior to our being able to market the product.

For example, the exclusivity may be triggered by a court decision before we have received final FDA approval. If we choose to bring a product to market prior to receiving a final ruling and an appellate court overturns the initial ruling, we could face significant infringement damages. In addition to these issues, our patent challenges may be unsuccessful, which may result in a bar to the FDA granting market approval until the relevant patent expires. Another recent FDA ruling allows for joint 180-day exclusivity under certain circumstances. As a result, there may be certain circumstances in which we may share our exclusivity with one or more companies. In addition, new legislation was recently enacted, which may have an effect on the FDA’s interpretation of 180-day exclusivity in ways that we cannot predict at this time.

If we elect to sell a generic product prior to the completion of all patent litigation, we could be subject to liabilities for damages if we do not prevail in that litigation.

At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we often face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision or while an appeal of a lower court decision is pending. Should we elect to proceed in this manner, we could face substantial patent liability damages if the final court decision is adverse to us.

Our sales of Copaxone® could be adversely affected by competition.

Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the four currently available major therapies for multiple sclerosis. However Copaxone® faces intense competition, including as a result of the entry of Serono SA’s beta-interferon product, Rebif®, into the U.S. market and the role that Pfizer Inc. has recently assumed as a co-marketer with Serono of this product in the United States.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in Israel, the United States, England, Hungary, the Netherlands, Canada, France, Italy and other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products. Teva is also subject to various environmental laws and regulations in the jurisdictions where it has operations.

We are dependent on obtaining timely approvals before marketing most of our products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities, both in the United States and outside the United States, and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

In Europe and Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

We may not be able to successfully identify, consummate and integrate recent and future acquisitions, including our pending acquisition of SICOR Inc.

In the past, we have grown, in part, through a number of significant acquisitions. We plan to remain frequently engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. In particular, we have recently agreed to acquire SICOR for an aggregate of approximately $3.4 billion in cash and ADSs, based on the value of our ADSs at the time of the agreement. Closing of the acquisition remains subject to various conditions, including approval of the transaction by SICOR’s stockholders and receipt of regulatory approvals. For a more detailed discussion of risks related to our acquisition of SICOR, read carefully the section below entitled “Risks Associated with our Pending Acquisition of SICOR.”

The recent and future acquisitions of additional companies, including SICOR, involve risks that could adversely affect our future revenues and operating results. For example:

•	We may not be able to identify suitable acquisition candidates or to acquire companies on favorable terms.

•	We compete with others to acquire companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition candidates.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any countries in which we may seek to consummate potential acquisitions.

•	We may ultimately fail to close an acquisition even if we announce that we plan to acquire a company.

•	We may fail to integrate successfully our acquisitions in accordance with our business strategy.

•	We may choose to acquire a company that is not profitable.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire and, if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

As a pharmaceutical company, we are susceptible to product liability claims that may not be covered by insurance.

Our business inherently exposes us to potential product liability claims. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. As a result, we sell, and may continue to sell, generic products that are not covered by insurance and may also be subject to product liability claims that are not covered by insurance or that exceed our policy limits.

Additionally, changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks have made it more difficult for us to obtain certain types of coverage. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for health care have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including Israel, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures. Similar activities are taking place throughout Europe. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

As a result of governmental budgetary constraints, the Israel Ministry of Health and the major Israeli health funds have sought to further reduce health care costs by, among other things, applying continuous pressure to reduce pharmaceutical prices and reducing inventory levels. The Israeli government has adopted regulations that permit the parallel importation of pharmaceutical products and set a maximum price on certain pharmaceutical products. Although such legislation is predominantly aimed at reducing prices of imported products, as opposed to locally manufactured products such as ours, it could have a secondary effect on us by increasing price competition within the Israeli pharmaceutical market.

The success of our innovative products depends on the effectiveness of our patents and confidentiality agreements to defend our intellectual property rights.

Our success with our innovative products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to such products.

We have significant operations outside of the United States, including in Israel, that may be adversely affected by acts of terrorism or major hostilities.

Significant portions of our operations are conducted outside of the United States. We may, therefore, be directly affected by economic, political and military conditions in the countries in which our businesses are located, as well as by currency exchange rate fluctuations and the exchange control regulations of such countries. Our executive offices and a substantial number of our manufacturing facilities are located in the State of Israel. Our Israeli operations are dependent upon materials imported from outside of Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such effects may not be covered by insurance.

Risks Associated with our Pending Acquisition of SICOR

We may experience difficulties in integrating SICOR’s business with our existing businesses.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

•	integrating the management and personnel of SICOR and Teva, maintaining employee morale and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the combined company after the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether we can integrate our businesses in an efficient and effective manner. For example, we do not currently have significant relationships with the U.S. hospital customer segment which is the principal customer base of SICOR, and we do not currently have a biogenerics business. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the merger may not be realized.

We may not achieve the revenue and cost synergies we have anticipated for the combined company.

Our rationale for the merger is, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that is currently anticipated by us.

Charges to earnings resulting from the application of the purchase method of accounting could have a material adverse impact on the combined company’s results of operations.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting. Under the purchase method of accounting, the combined company will allocate the total purchase price to SICOR’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development, based on their fair values as of the date of completion of the merger. The combined company will record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The preliminary estimate of the amount to be expensed in the quarter in which the merger is completed related to in-process research and development is $700 million. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. Annual amortization of intangibles assets of SICOR, currently estimated at $3.8 million, will result in an estimated increase in amortization expense of $34.5 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets becomes impaired in the future, the combined company may be required to incur material charges relating to the impairment of those assets. These amortization and in-process research and development and potential impairment charges could have a material impact on the combined company’s results of operations.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain or incorporate by reference some forward-looking statements. Forward-looking statements describe our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	the development of our products;

•	our projected capital expenditures;

•	our liquidity; and

•	our pending acquisition of SICOR and results of that acquisition.

This prospectus contains or incorporates by reference forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting U.S. Food and Drug Administration, or FDA, and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, reliance on a strategy of acquiring companies, including risks related to our pending acquisition of SICOR, exposure to product liability claims, dependence on patent and other protections for our innovative products, exposure to potential patent liability damages for products sold “at risk”, for example, prior to the final adjudication of patent issues, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this prospectus and in our other filings made with the SEC.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Annual Reports on Form 20-F and our 6-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” below. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003. You should read this table together with the unaudited consolidated financial statements and the notes thereto and our supplemental financial data incorporated by reference in this prospectus.

The number of outstanding ordinary shares includes ordinary shares held by our subsidiaries but excludes:

•	approximately 0.4 million ordinary “A” shares, which do not confer on their holder voting rights or rights to appoint directors, and approximately 2.4 million non-voting ordinary shares held by one of our subsidiaries;

•	an aggregate of approximately 18.9 million ordinary shares issuable upon exercise of options under our stock option plans;

•	the shares issued by a Canadian subsidiary that are exchangeable into 6.3 million of our ordinary shares; and

•	adjustments that may be required as a result of the pending acquisition of SICOR, which is subject to various conditions, including approval of the transaction by SICOR’s stockholders and receipt of regulatory approvals.

September 30, 2003 (Unaudited)
US Dollars in Millions
Short-term debt, including current maturities	232.3
1.50% Convertible Senior Debentures due 2005(1)(2)	566.5
0.75% Convertible Senior Debentures due 2021(1)	360.0

Total short-term debt	1,158.8

0.375% Convertible Senior Debentures due 2022(1)	450.0
Other long-term debt, net of current maturities	359.7

Total long-term debt	809.7

Shareholders’ equity:
Share capital and additional paid-in capital: ordinary shares of NIS 0.10 par value: authorized—999.6 million shares; issued and outstanding—264.2 million shares (3)(4)	34.0
Additional paid-in capital	499.1
Deferred compensation	(0.1)
Retained earnings	1,794.2
Accumulated other comprehensive loss	110.7
Cost of Teva shares held by subsidiaries	(50.1)

Total shareholders’ equity	2,387.8

Total capitalization	4,356.3

(1)	See Note 7 of the notes to our consolidated financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus for a discussion of these securities.
(2)	Subsequent to September 30, 2003, substantially all of the 1.50% Convertible Senior Debentures due 2005 were converted into our ADSs.
(3)	See Note 9 of the notes to our consolidated financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus for a discussion of these securities.
(4)	See Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus for a discussion of these securities. Through December 31, 2002, shares of this subsidiary have been exchanged for an aggregate of approximately 6.5 million Teva ordinary shares, leaving shares exchangeable for approximately 6.3 million Teva ordinary shares outstanding.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of any of the ADSs covered by this prospectus.

SELLING STOCKHOLDERS

We are registering these ADSs for resale by the selling stockholders named in the table below and their respective pledgees, donees, transferees or other successors in interest. We are registering these ADSs in order to permit the selling stockholders to publicly offer these ADSs for resale from time to time. The selling stockholders may sell all, some or none of the ADSs covered by this prospectus.

The selling stockholders will acquire the ADSs upon closing of our acquisition of SICOR pursuant to an Agreement and Plan of Merger, dated as of October 31, 2003, as amended, by and among us, SICOR and Silicon Acquisition Sub, Inc., our wholly owned subsidiary. At the time the merger becomes effective, each share of SICOR common stock will be converted into the right to receive $16.50 in cash and 0.1906 Teva ADSs.

The following table sets forth certain information with respect to the selling stockholders, including (i) the names of the selling stockholders, (ii) the number of ADSs owned by the selling stockholders prior to the offering, (iii) the maximum number of ADSs that may be offered hereby and (iv) the minimum number of ADSs that will be held by the selling stockholders upon termination of the offering, assuming all of the ADSs that may be offered hereby are sold. This information is based upon information provided by the selling stockholders. Because the selling stockholders or their transferees or distributees may offer all, a portion or none of the ADSs that may be offered pursuant to this prospectus, the actual number of ADSs that will be held by the selling stockholders upon termination of the offering may exceed the minimum number set forth in the table. For a more detailed discussion on the times and manner in which the selling stockholders may offer and sell ADSs, see the discussion under the section entitled “Plan of Distribution.”

Name of Selling Stockholders	Number of ADSs Beneficially Owned Prior to the Offering (1)		Maximum Number of ADSs Being Offered	Minimum Number of ADSs to be Beneficially Owned Upon Termination of the Offering
Carlo Salvi	4,257,185	(2)	678,670	0
Rakepoll Finance N.V.	3,459,390	(3)	3,430,800	0
Bio-Rakepoll N.V.	28,590	(4)	28,590	0
Nora Real Estate S.A.	109,595		109,595	0
Alco Chemical, Inc.	9,530		9,530	0
Michael D. Cannon	15,633		15,633	0
David C. Dreyer	1,189		1,189	0
Marvin Samson	15,689		15,689	0
Armand J. LeBlanc	2,834		2,834	0
Donald E. Panoz	58,275		58,275	0

(1)	Reflects ADSs to be received by each of the selling stockholders upon the consummation of the merger contemplated in the Agreement and Plan of Merger between us, SICOR and Silicon Acquisition Sub, Inc. The number of ADSs listed is based on the conversion ratio of 0.1906 Teva ADSs to be issued in exchange for each share of SICOR common stock.
(2)	Includes 3,430,800 of the ADSs owned directly by Rakepoll Finance N.V, a majority owned direct subsidiary of Karbona Industries Ltd., which is wholly owned by Mr. Salvi. Mr. Salvi disclaims beneficial ownership except to the extent of his pecuniary interest. Also includes 28,590 ADSs owned directly by Bio-Rakepoll N.V., a wholly owned subsidiary of Rakepoll Finance N.V. Mr. Salvi disclaims beneficial ownership except to the extent of his pecuniary interest. Also includes 109,595 ADSs owned by Nora Real Estate S.A., and 9,530 ADSs owned by Alco Chemicals, Inc., both wholly owned by Mr. Salvi.
(3)	Includes 3,430,800 ADSs owned directly by Rakepoll Finance N.V, a majority owned direct subsidiary of Karbona Industries Ltd., which is wholly owned by Mr. Salvi. Mr. Salvi disclaims beneficial ownership except to the extent of his pecuniary interest. Also includes 28,590 ADSs owned directly by Bio-Rakepoll N.V., a wholly owned subsidiary of Rakepoll Finance N.V. Mr. Salvi disclaims beneficial ownership except to the extent of his pecuniary interest.
(4)	Bio-Rakepoll N.V. is a wholly owned subsidiary of Rakepoll Finance N.V. Mr. Salvi disclaims beneficial ownership except to the extent of his pecuniary interest.

PLAN OF DISTRIBUTION

The ADSs may be offered and sold by the selling stockholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by the selling stockholders or by a purchaser of the ADSs on whose behalf such broker-dealer may act as agent. Sales and transfers of the ADSs may be effected from time to time in one or more transactions, in private or public transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Any or all of the ADSs may be sold from time to time by means of:

•	a block trade, in which a broker or dealer attempts to sell the ADSs as agent but may position and resell a portion of the ADSs as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers;

•	the writing (sale) of put or call options on the ADSs;

•	the pledging of the ADSs as collateral to secure loans, credit or other financing arrangements and subsequent foreclosure, the disposition of the ADSs by the lender thereunder;

•	an exchange distribution in accordance with the rules of the applicable stock exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling security holders to sell a specified number of such ADSs at a stipulated price per ADS;

•	a combination of any such methods of sale; and

•	any other legally available means.

To the extent required with respect to a particular offer or sale of the ADSs, we will file a prospectus supplement pursuant to Section 424(b)(3) of the Securities Act of 1933, as amended, which will accompany this prospectus, to disclose:

•	the number of ADSs to be sold;

•	the purchase price;

•	the name of any broker, dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

•	any other relevant information.

The selling stockholders may transfer the ADSs by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the ADSs received by them, directly or through brokers, dealers or agents and in private or public transactions.

In connection with distributions of the ADSs or otherwise, the selling stockholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with such transactions, brokers, dealers or other financial institutions may engage in short sales of our ADSs in the course of hedging the positions they assume with the selling stockholders. To the extent permitted by applicable law, the selling stockholders also may sell the ADSs short and redeliver the ADSs to close out such short positions.

The selling security holders may from time to time pledge or grant a security interest in some or all of the ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time under this prospectus, or under an amendment or supplement to this prospectus amending the list of selling security holders to include pledgees, transferees or other successors in interest as selling security holders under this prospectus.

The selling stockholders and any broker-dealers who participate in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling stockholders that Regulation M, promulgated under the Securities Exchange Act of 1934, as amended, may apply to sales by the selling stockholders in the market. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the ADSs against certain liabilities, including liabilities arising under the Securities Act.

The aggregate net proceeds to the selling stockholders from the sale of the ADSs will be the purchase price of such ADSs less any discounts, concessions or commissions. We will not receive any proceeds from the sale of any ADSs by the selling stockholders.

The selling stockholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. We have not engaged any broker, dealer or agent in connection with the sale of the ADSs, and there is no assurance that the selling stockholders will sell any or all of the ADSs. In connection with the offer and sale of the ADSs, we have agreed to make available to the selling stockholders copies of this prospectus and any applicable prospectus supplement and have informed the selling stockholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

The ADSs covered by this prospectus may become qualified for sale under Section 4(1) of the Securities Act or Rules 144 or 145 promulgated thereunder, whereupon they may be sold pursuant to such provisions rather than pursuant to this prospectus.

EXPERTS

The consolidated financial statements of Teva and its subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, incorporated in this prospectus by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2002, except as they related to certain consolidated subsidiaries, have been so incorporated in reliance upon the audit report by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, given the authority of said firms as experts in auditing and accounting. The financial statements for the year ended December 31, 2000 of the certain consolidated subsidiaries referred to above, not separately presented in such Annual Report, whose sales constituted approximately 16% of Teva’s total consolidated sales for the year ended December 31, 2000, have been audited by other independent accountants whose reports have also been incorporated in this prospectus by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2002, given on the authority of such firms as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Teva ordinary shares and ADSs that may be sold pursuant to this prospectus will be passed upon for Teva by Tulchinsky-Stern & Co. and Willkie Farr & Gallagher LLP, Israeli and U.S. counsel, respectively, to Teva.

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Part Six, Chapter Three of Israel’s Companies Laws 5759-1999 includes the following sections relating to indemnification and insurance of directors and officers:

“Article Three: Exemption, Indemnification and Insurance

Company’s power to grant exemption, indemnification and insurance

258. (a)	A company does not have the right to grant any of its officers exemption from his responsibility for a breach of trust toward it.

(b)	A company has the right to grant an officer exemption from his responsibility for a breach of the obligation of caution toward it only in accordance with the provisions of this Chapter.

(c)	A company has the right to insure the responsibility of its officer or to indemnify him only in accordance with the provisions of this Chapter.

Authorization to grant exemption

259.  A company may in advance exempt its officer from all or some of his responsibility for damage due to his violation of the obligation of caution toward it, if there is a provision to that end in the Articles of Association.

Permission on the matter of indemnification

260. (a)	If the company’s articles of association include one of the provisions specified in subsection (b), then it may indemnify its officer in respect of a liability or expense specified in paragraphs (1) and (2), with which he was charged in consequence of an act which he performed by virtue of being its officer:

(1)	a monetary liability imposed on him by a judgment in favor of another person, including a judgment imposed on him in a compromise or in an arbitrator’s decision that was approved by a Court;

(2)	reasonable legal expenses, including advocates’ fees, which the officer incurred or with which he was charged by the Court, in a proceeding brought against him by the company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent.

(b)	The provision on indemnification in the Articles of Association can be any one of the following:

(1)	a provision that permits the company to give an undertaking in advance that it will indemnify its officer, on condition that the undertaking be limited to categories of events which in the Board of Directors’ opinion can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances (hereafter: undertaking to indemnify);

(2)	a provision that permits the company to indemnify its officer retroactively (hereafter: permission to indemnify).

Insurance of liability

261.	If the company’s Articles of Association include a provision to that end, then it may enter into a contract for the insurance of an officer’s responsibility for any liability that will be imposed on him in consequence of an act which he performed by virtue of being its officer, in each of the following circumstances:

(1)	violation of the obligation of caution towards the company or towards another person;

(2)	breach of trust against the company, on condition that the officer acted in good faith and that he had reasonable grounds to assume that the act would not cause the company any harm;

(3)	a monetary obligation that will be imposed on him to the benefit of another person.

Change of articles of association

262. (a)	In a private company in which the shares are divided into classes, a decision to include a provision on exemption or indemnification in the articles of association requires – in addition to approval by the General Meeting – also approval by Class Meetings.

(b)	In a public company, in which the officer is a controlling member as defined in section 268, the decision of the General Meeting to include a provision on exemption, indemnification or insurance in the Articles of Association requires – in addition to the majority required for a change of the Articles of Association – also approval by the shareholders who do not have a personal interest in the approval of the decision, as required in respect of an exceptional transaction under the provisions of section 275(3)(a).

Invalid provisions

263.	A provision in the Articles of Association, which permits the company to enter into a contract for the insurance of its officer; a provision in the Articles of Association or a Board of Directors decision to permit indemnification of an officer; or a provision in the articles of association that exempts an officer from responsibility toward the company for any of the following shall not be valid:

(1)	a breach of trust, except as said in section 261(2);

(2)	a violation of the obligation of caution, which was committed intentionally or recklessly;

(3)	an act committed with the intention to realize a personal unlawful profit;

(4)	a fine or monetary composition imposed on him.

No conditions

264. (a)	Any provision in the Articles of Association, in a contract or given in any other manner, which directly or indirectly makes the provisions of this Article conditional shall be of no effect.

(b)	An undertaking to indemnify or to insure an officer’s responsibility in consequence of a breach of trust toward the company shall not be valid, and an officer shall not, directly or indirectly, accept such an undertaking; acceptance of a said undertaking constitutes a breach of trust.”

Teva’s officers and directors have purchased a liability insurance policy which insures them against expenses and liabilities of the type normally insured against under such policies.

The amended Articles of Association include amendments to provisions under which directors or officers of Teva are or may be insured or indemnified against liability which they may incur in their capacities as such.

Articles 102 through 105 of Teva’s amended Articles of Association provide as follows:

102.	Subject to the provisions of the Law, the Company shall be entitled to engage in a contract for insurance of the liability of any officer of the Company, in whole or in part, as a result of any of the following:

(a)	Breach of a duty of care vis-à-vis the Company or vis-à-vis another person;

(b)	Breach of a fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had reasonable grounds to believe that the action in question would not adversely affect the Company;

(c)	Financial liability which shall be imposed upon said officer in favor of another person as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

103.	Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company as a result of any of the following:

(a)	Financial liability which shall be imposed upon said officer in favor of another person by virtue of a decision by a court of law, including a decision by way of compromise or a decision in arbitration which has been confirmed by a court of law, as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

(b)	Reasonable expenses with regard to litigation, including legal fees, which said officer shall have expended or shall have been obligated to expend by a court of law, in any proceedings which shall have been filed against said officer by or on behalf of the Company or by another person, or with regard to any criminal charge of which said officer was acquitted, or with regard to any criminal charge of which said officer was convicted which does not require proof of criminal intent, all as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

All of the above shall apply, provided that the obligation to indemnification shall be limited to the types of events which, in the opinion of the Board of Directors, could have been foreseen at the time that the obligation to indemnification was given, and to the amount determined by the Board of Directors as reasonable under the circumstances of the case.

104.	Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company retroactively, for any liability or expenditure as set forth in Article 103 above, which was imposed upon said officer as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

105.	Subject to the provisions of the Law, the Company shall be entitled, in advance, to exempt any officer of the Company from liability, in whole or in part, with regard to damage incurred as a result of the breach of duty of care vis-à-vis the Company.

ITEM 9.	EXHIBITS

See the Exhibit Index included herewith which is incorporated herein by reference.

ITEM 10.	UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-1, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Act of 1934 that are incorporated by reference in this Form F-3.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel, on December 12, 2003.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ ISRAEL MAKOV

Israel Makov President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each of the undersigned directors and/or officers of Teva Pharmaceutical Industries Limited (the “Company”), a corporation organized under the laws of Israel, hereby constitutes and appoints Israel Makov, William A. Fletcher and Dan S. Suesskind, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and deliver with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 (i) any and all pre-effective and post-effective amendments to this registration statement on Form F-3, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments or (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable the Company and the other registrants to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date

/s/ ELI HURVITZ Eli Hurvitz	Chairman	December 12, 2003

/s/ ISRAEL MAKOV Israel Makov	President and Chief Executive Officer	December 12, 2003

/s/ DAN S. SUESSKIND Dan S. Suesskind	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 12, 2003

/s/ RUTH CHESHIN Ruth Cheshin	Director	December 12, 2003

/s/ ABRAHAM E. COHEN Abraham E. Cohen	Director	December 12, 2003

Leslie Dan	Director	December 12, 2003

Name	Title(s)	Date

/s/ AMIR ELSTEIN Amir Elstein	Director	December 12, 2003

/s/ MEIR HETH Meir Heth	Director	December 12, 2003

/s/ MOSHE MANY Moshe Many	Director	December 12, 2003

/s/ LEORA MERIDOR Leora Meridor	Director	December 12, 2003

/s/ MAX REIS Max Reis	Director	December 12, 2003

Michael Sela	Director	December 12, 2003

/s/ DOV SHAFIR Dov Shafir	Director	December 12, 2003

/s/ GABRIELA SHALEV Gabriela Shalev	Director	December 12, 2003

/s/ HAROLD SNYDER Harold Snyder	Director	December 12, 2003

/s/ WILLIAM A. FLETCHER William A. Fletcher	Authorized U.S. Representative	December 12, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Amended and Restated Deposit Agreement, dated February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-11474)).

4.2	Form of American Depositary Receipt (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-11474)).

5.1	Opinion of Tulchinsky-Stern & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP

23.1	Consent of Tulchinsky-Stern & Co. (included as part of Exhibit 5.1 to this Registration Statement)

23.2	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.2 to this Registration Statement)

23.3	Consent of Kesselman & Kesselman

23.4	Consent of KPMG Hungaria Kft

23.5	Consent of Ehrenkrantz Sterling & Co. LLC

24.1	Power of Attorney (included on the signature pages of this Registration Statement)